Exhibit (4)(b)(v)

                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                      OPTIONAL ENHANCED DEATH BENEFIT RIDER

This rider provides for an optional enhanced death benefit which is added to the Death Benefit payable under your Contract or Policy. For the purposes of this rider, the term Contract Value will also refer to Account Value, if that term is used in your Contract or Policy.

Enhanced Death Benefit

Enhanced death benefit if the Annuitant is, or both the Annuitant and Joint Annuitant are, age 70 or younger at issue: The enhanced death benefit is equal to 40% of (a) minus (b), where:
       (a) is the Contract Value as of the date of death; and
       (b) is the sum of premiums paid and not previously withdrawn or surrendered.

The enhanced death benefit cannot exceed 70% of premiums paid as adjusted for withdrawals or partial surrenders. The enhanced death benefit will never be less than zero.

Enhanced death benefit if the Annuitant, or the Joint Annuitant if applicable, is older than age 70 at issue: The enhanced death benefit is equal to 25% of (a) minus (b), where:
       (a) is the Contract Value as of the date of death; and
       (b) is the sum of premiums paid and not previously withdrawn or surrendered.

The enhanced death benefit cannot exceed 40% of premiums paid as adjusted for withdrawals or partial surrenders. The enhanced death benefit will never be less than zero.

Under both age scenarios listed above, withdrawals or partial surrenders are taken first from gain. For purposes of this rider, gain is calculated as (a) plus (b) minus (c) minus (d), but not less than zero where:
       (a) is the Contract Value on the date we receive your withdrawal or surrender request;
       (b) is the total of any withdrawals or surrenders, excluding surrender charges, previously taken;
       (c) is the total of premiums paid; and
       (d) is the total of any gain previously withdrawn.

Annual Enhanced Death Benefit Charge

There will be a charge made for this rider for each period it is in effect. This charge is made in arrears at the beginning of each Contract or Policy year after the first, and at surrender. The charge is made against the average of the Contract Value at the beginning of the previous Contract or Policy year and the Contract Value at the end of the previous Contract or Policy year. At surrender, the charge is made against the average of the Contract Value at the beginning of the current Contract or Policy year and the Contract Value at surrender. This charge will be deducted proportionally from the Subaccount or Investment Subdivisions in which you are invested. The maximum annual charge will be the rate shown on the Contract or Policy data pages times the average Contract Value, as described above. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a pro rata portion of the annual charge.

If the Contract Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Contract Value in the Separate Account. The excess of the charges over the Contract Value in the Separate Account will then be deducted from the Contract Value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Contract Date or Policy Date. It will remain in effect while this Contract or Policy is in force and before Income Payments begin. This rider cannot otherwise be terminated.

For GE Life and Annuity Assurance Company.




                                                        /s/ PAMELA S. SCHUTZ
                                                            Pamela S. Schutz
                                                            President

Form P5140 8/00


                                       2